UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Executive Officer

Date: May 28, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Reports First Quarter 2014

Unaudited Financial Results

1Q14 Total Revenues Up 63.0% YOY to RMB96.7 Million

1Q14 Adjusted EBIT Up 61.9% YOY to RMB21.3 Million

Guangzhou, China, May 27, 2014 – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•	Total revenues increased by 63.0% to RMB96.7 million (US$15.6 million) from RMB59.3 million in the prior year period.

•	Revenues from mobile application products and services increased by 103.2% to RMB48.7 million (US$7.8 million) from RMB24.0 million in the prior year period.

•	Net income increased by 23.7% to RMB14.2 million (US$2.3 million) from RMB11.5 million in the prior year period. Net income, excluding the impact of the GetJar acquisition, increased by 82.1% to RMB20.9 million (US$3.4 million) from RMB11.5 million in the prior year period.

•	Adjusted earnings before interest and tax, or adjusted EBIT[1] increased by 61.9% to RMB21.3 million (US$3.4 million) from RMB13.1 million in the prior year period.

Key Operating Metrics

•	As of March 31, 2014, accumulated number of users[2] of GO series products increased by 64.3% to 401 million from 244 million as of March 31, 2013.

•	Total average monthly active users (MAU) of GO series products increased by 37.0% to 100 million in the first quarter 2014 from 73 million in the prior year period.

•	The number of paid downloads of GO series products remained stable at 0.5 million from the prior year period.

Mr. Yuqiang Deng, Sungy Mobile’s Chief Executive Officer, stated, “We are pleased to announce that we have made solid progress in executing on our 2014 operational strategies. Our total revenues, excluding the impact of GetJar acquisition, increased year-over-year by 56.8% to RMB93.0 million. This revenue growth was primarily driven by our renowned and highly popular mobile app products and services, which grew at 87.8% year-over-year. By enhancing our user experience and expanding our brand awareness globally, we have seen continued growth in our app’s adoption by over 401 million accumulated number of users as of March 31, 2014 and 100 million MAUs in the first quarter of 2014. We continued to execute on our multi-pronged approach to expand our market footprint and product portfolios both organically and through acquisitions. Our acquisition of GetJar, our new joint venture in Korea and our cooperation agreement with Qihoo 360 are key elements in expanding our user reach and bringing better user experience and content selection to our audiences. Leveraging our established leadership, well recognized products and services, as well as these strategic initiatives, we are more confident in our monetization strategy in this increasingly app-centric mobile internet market and believe it will deliver long-term value for our shareholders.”

[1]	Adjusted earnings before interest and tax, or Adjusted EBIT, is a non-GAAP financial measure, which is defined as net income or loss excluding interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants.
[2]	When calculating the accumulated number of users of all GO series products, the Company counts each individual user only once regardless of the number of GO series products such individual user may be using.

Mr. Winston Li, Sungy Mobile’s Chief Financial Officer, commented, “We continued our strong top and bottom line financial performance, with 63.0% year-over-year revenue growth and net income increasing to RMB14.2 million from RMB11.5 million in the prior year period. Going forward, we expect to further invest into the GetJar business and leverage its marketing technology and know-how to further improve our marketing capabilities across the entire Sungy Mobile platform. The successful implementation of these strategies will continue to drive our revenue and earnings growth over the coming quarters.”

First Quarter 2014 Financial Results

REVENUES

Total revenues for the first quarter of 2014 increased by 63.0% to RMB96.7 million (US$15.6 million) from RMB59.3 million in the prior year period. Total revenues, excluding the impact of the GetJar acquisition, for the first quarter of 2014 increased by 56.8% to RMB93.0 million (US$15.0 million) from prior year period.

Revenues from mobile application products and services increased by 103.2% to RMB48.7 million (US$7.8 million) in the first quarter of 2014 from RMB24.0 million in the prior year period. This increase was primarily driven by a 205.3% year-over-year increase in revenues from third-party advertising networks to RMB17.4 million (US$2.8 million) and 105.4% year-over-year increase in revenues from direct advertising services to RMB15.2 million (US$2.4 million).

Revenues from mobile reading services increased by 42.3% to RMB27.5 million (US$4.4 million) in the first quarter of 2014 from RMB19.3 million in the prior year period, primarily driven by an increasing user base and growing subscriptions to the Company’s online literary content.

Revenues from mobile portal marketing service decreased to RMB10.7 million (US$1.7 million) in the first quarter of 2014 from RMB11.5 million in the prior year period primarily due to continuous shift in advertisers’ preferred mobile marketing medium from mobile internet portals to individual mobile applications.

Revenues from others, which primarily consist of the promotion of third-party provided mobile applications or value-added services, increased by 113.4% to RMB9.7 million (US$1.6 million) in the first quarter of 2014 from RMB4.6 million in the prior year period.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 55.0% to RMB31.6 million (US$5.1 million) in the first quarter of 2014 from RMB20.4 million in the prior year period. This increase was primarily attributable to an increase in content acquisition costs and distribution fees relating to the expansion of the Company’s overall business, the amortization of intangible assets associated with the GetJar acquisition and GetJar’s cost paid to third-party publishers.

Gross profit increased by 67.2% to RMB65.1 million (US$10.5 million) in the first quarter of 2014 from RMB39.0 million in the prior year period. Gross margin increased to 67.3% in the first quarter of 2014 from 65.6% in the prior year period. Gross profit, excluding the impact of the GetJar acquisition, increased by 67.9% to RMB65.4 million (US$10.5 million) in the first quarter of 2014 and the gross margin, excluding the GetJar acquisition, increased to 70.3% from 65.6% in the prior year period. The increase in gross margins were mainly attributable to the improved cost efficiency resulting from the scale effect associated with the Company’s growing business as well as the increasingly optimized mobile application product and service mix.

OPERATING INCOME AND EXPENSES

Total operating expenses for the first quarter of 2014 increased by 107.0% to RMB53.8 million (US$8.7 million) from RMB26.0 million in the prior year period.

•	Research and development expenses increased to RMB16.3 million (US$2.6 million) from RMB8.7 million in the prior year period. This increase was primarily due to the increase in headcount in research and development department in the People’s Republic of China and increased staff-related costs as a result of the GetJar acquisition.

•	Selling and marketing expenses increased slightly to RMB10.4 million (US$1.7 million) from RMB10.2 million in the prior year period.

•	General and administrative expenses increased to RMB27.1 million (US$4.4 million) from RMB7.0 million in the prior year period. This increase was primarily attributable to increased staff-related costs, share-based compensation costs, foreign currency exchange loss, as well as the GetJar acquisition cost.

Operating income in the first quarter of 2014 was RMB11.3 million (US$1.8 million) compared with RMB13.0 million in the prior year period. Operating income, excluding the impact of the GetJar acquisition, increased by 39.1% to RMB18.0 million (US$2.9 million) in the first quarter of 2014. The operating margin, excluding the impact of the GetJar acquisition, was 19.4% compared with 21.9% in the prior year period. The decrease in the operating margin, excluding the impact of the GetJar acquisition, was primarily due to increased share-based compensation costs as well as foreign currency exchange loss.

NET INCOME

Net income increased by 23.7% to RMB14.2 million (US$2.3 million) in the first quarter of 2014 from RMB11.5 million in the prior year period. Net income, excluding the impact of the GetJar acquisition, increased by 82.1% to RMB20.9 million (US$3.4 million) in the first quarter of 2014. Net margin, excluding the impact of the GetJar acquisition, increased to 22.5% from 19.4% in the prior year period.

Adjusted EBIT increased by 61.9% to RMB21.3 million (US$3.4 million) in the first quarter of 2014 from RMB13.1 million in the prior year period. Adjusted EBIT margin3 remained stable at 22.0% in the first quarter of 2014 comparing with 22.1% in the prior year period.

Adjusted net income4 increased by 105.2% to RMB23.9 million (US$3.9 million) from RMB11.7 million in the prior year period. Adjusted net margin5 increased to 24.8% in the first quarter of 2014 from 19.7% in the prior year period.

NET INCOME PER ADS

Diluted earnings per ADS6 in the first quarter of 2014 increased significantly to RMB0.40 (US$0.06) from a diluted loss per ADS of RMB0.34 in the prior year period.

[3]	Adjusted EBIT margin is a non-GAAP financial measure, which is defined as adjusted EBIT as a percentage of total revenues.
[4]	Adjusted net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation costs.
[5]	Adjusted net margin in a non-GAPP financial measure, which is defined as adjusted net income as a percentage of total revenue
[6]	ADS is American Depositary Share. Each ADS represents six Class A ordinary shares of the Company. Diluted earnings per ADS is net income attributable to ordinary shareholders divided by weighted average number of diluted ADS.

Adjusted diluted earnings per ADS7 in the first quarter of 2014 increased to RMB0.67 (US$0.11) from adjusted diluted loss per ADS of RMB0.33 in the prior year period.

CASH AND TIME DEPOSITS BALANCE

As of March 31, 2014, the Company had cash and cash equivalents of RMB294.7 million (US$47.4 million), as well as time deposits of RMB424.0 million (US$68.2 million).

SHARES OUTSTANDING

As of March 31, 2014, the Company had a total of 200.4 million ordinary shares outstanding, or the equivalent of 33.4 million ADSs outstanding, comprised of 58,995,186 Class A ordinary shares and 141,435,672 Class B ordinary shares8.

Business Outlook

For the second quarter of 2014, the Company expects its total revenues to be between RMB100 million and RMB106 million, representing a year-over-year growth of approximately 25.0% to 32.5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, May 27, 2014 at 8:00 pm Eastern Time or Wednesday, May 28, 2014 8:00 am Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States (Toll Free):	+1-877-679-2987
International:	+1-646-502-5131
China:	400-603-9021
Hong Kong:	+852-3056-2688
Conference PIN code:	147471#

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.sungymobile.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2164 to US$1.00, the noon buying rate in effect on March 31, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

[7]	Adjusted diluted earnings (loss) per ADS is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.
[8]	Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Sungy Mobile’s growth strategies; Sungy Mobile’s ability to retain and increase its user base and expand its product and service offerings; Sungy Mobile’s ability to monetize its platform; Sungy Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide mobile internet portal services and operate mobile reading services; expected changes in Sungy Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Sungy Mobile’s filings with the U.S. Securities and Exchange Commission. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Sungy Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Sungy Mobile uses adjusted EBIT, adjusted EBIT margin, adjusted net income, adjusted net margin and adjusted diluted earnings (loss) per ADS, which are non-GAAP financial measures.

Adjusted earnings before interest and tax, or adjusted EBIT, is net income or loss excluding interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants. Adjusted EBIT margin is adjusted EBIT as a percentage of total revenues. Adjusted net income is net income excluding share-based compensation costs. Adjusted net margin is adjusted net income as a percentage of total revenues. Adjusted diluted earnings (loss) per ADS is adjusted net income or loss attributable to ordinary shareholders divided by weighted average number of diluted ADS.

The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation costs adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation costs, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Sungy Mobile Limited Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

ICR, Inc.

Qiyiana Tian

Tel: +1-646-417-5388

Email: IR@sungymobile.com

SUNGY MOBILE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of ADSs and per ADS data)

	Three Months Ended
	March 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	US$
Revenues	59,338	96,704	15,556
Cost of revenues	(20,387)	(31,591)	(5,082)

Gross profit	38,951	65,113	10,474

Research and development expenses	(8,746)	(16,311)	(2,624)
Selling and marketing expenses	(10,225)	(10,388)	(1,671)
General and administrative expenses	(7,010)	(27,083)	(4,357)

Operating income	12,970	11,331	1,822

Investment income on short-term investment	—	225	36
Interest income	67	8,205	1,320

Income before income taxes	13,037	19,761	3,178

Income tax expense	(1,538)	(5,535)	(890)

Net income	11,499	14,226	2,288

Accretion of redeemable convertible preferred shares	(14,480)	—	—

Net income (loss) applicable to common stock	(2,981)	14,226	2,288

Net income	11,499	14,226	2,288
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	1,227	6,440	1,036

Comprehensive income	12,726	20,666	3,324

Earnings (loss) per ADS
- Basic	(0.34)	0.43	0.07
- Diluted	(0.34)	0.40	0.06

Weighted average number of ADS used in calculating earnings (loss) per ADS
- Basic	8,646,745	33,405,143	33,405,143
- Diluted	8,646,745	35,594,233	35,594,233

SUNGY MOBILE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash	759,388	294,684	47,404
Time deposits	—	424,000	68,207
Short-term investments	12,500	32,500	5,228
Accounts receivable, net	84,345	98,983	15,923
Prepaid expenses and other current assets	14,546	27,172	4,371
Deferred income tax assets	16,421	14,064	2,262

Total current assets	887,200	891,403	143,395

Property and equipment, net	9,215	12,661	2,037
Intangible assets, net	2,071	20,388	3,280
Goodwill	—	16,199	2,606
Other non-current assets	4,518	7,803	1,255

Total assets	903,004	948,454	152,573

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	9,355	12,008	1,932
Accrued expenses and other current liabilities	50,798	51,943	8,356

Income tax payable	7,861	11,039	1,776

Total current liabilities	68,014	74,990	12,064

Deferred income tax liabilities	—	227	36
Other non-current liabilities	—	3,016	485

Total liabilities	68,014	78,233	12,585

Shareholders’ equity:
Class A ordinary shares	36	36	6
Class B ordinary shares	97	97	16
Additional paid-in capital	1,111,259	1,125,824	181,105
Accumulated other comprehensive income	45,022	51,462	8,278
Accumulated deficit	(321,424)	(307,198)	(49,417)

Total shareholders’ equity	834,990	870,221	139,988

Total liabilities and shareholders’ equity	903,004	948,454	152,573

SUNGY MOBILE LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of ADSs and per ADS data)

	Three Months Ended
	March 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	US$
Net income	11,499	14,226	2,288
Deduct: interest income	(67)	(8,205)	(1,320)
Deduct: income tax expense	1,538	5,535	890
Add back: share-based compensation costs	170	9,717	1,563

Adjusted EBIT	13,140	21,273	3,421

Total revenues	59,338	96,704	15,556

Adjusted EBIT margin	22.1%	22.0%

Net income	11,499	14,226	2,288
Add back: share-based compensation costs	170	9,717	1,563

Adjusted net income	11,669	23,943	3,851

Total revenues	59,338	96,704	15,556

Adjusted net margin	19.7%	24.8%

Adjusted net income	11,669	23,943	3,851
Deduct: Accretion of redeemable convertible preferred shares	(14,480)	—	—

Adjusted net income (loss) attributable to ordinary shareholders	(2,811)	23,943	3,851

Adjusted diluted earnings (loss) per ADS	(0.33)	0.67	0.11

Weighted average number of ADS used in calculating adjusted diluted earnings (loss) per ADS	8,646,745	35,594,233	35,594,233